January 2, 2026

Adrianne Lee
President and Chief Financial Officer
Bed Bath & Beyond, Inc.
433 W. Ascension Way, 3rd Floor
Murray, UT 84123

        Re: Bed Bath & Beyond, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2024
            File No. 001-41850
Dear Adrianne Lee:

        We have reviewed your December 8, 2025 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
November 18, 2025 letter.

Form 10-K for Fiscal Year Ended December 31, 2024
Notes to Consolidated Financial Statements
25. Business Segments, page 81

1.     Your response to prior comment 2 appears to indicate that your CODM utilizes
          adjusted    operating income (loss), rather than operating income
(loss), to evaluate
       income generated from segment resources. Please confirm that you will accurately name and describe the measures CODM utilizes to evaluate income generated from segment resources in your future filings.
 January 2, 2026
Page 2

       Please contact Keira Nakada at 202-551-3659 or Lyn Shenk at 202-551-3380 if you have any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services